

January 27, 2009

By Facsimile and U.S. Mail

Mr. David H. Keyte
Chief Financial Officer
Forest Oil Corporation
707 17th Street, Suite 3600
Denver, Colorado 80202

> **Re: Forest Oil Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Response Letter Dated December 30, 2008**
> **File No. 001-13515**

Dear Mr. Keyte:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated December 30, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Consolidated Statements of Operations, page 58

1. We note your response to comment number one from our letter dated December 16, 2008. At this time we are not in a position to agree with your conclusions, and continue to believe you should modify your presentation to report realized and unrealized hedge gains and losses in a single line item, and provide further clarifying discussion of the nature and amounts of realized versus unrealized gains and losses within the notes to the financial statements.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact John Cannarella at (202) 551-3337 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief